1934 Act Registration No. 1-14418

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2005

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

99, Seorin-dong
Jongro-gu
Seoul, Korea
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                                   .)

SIGNATURES

     This report on Form 6-K shall be deemed to be incorporated by reference in the prospectuses included in Registration Statements on Form F-3 (File Nos. 333-91034 and 333-99073) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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THE BOARD OF DIRECTORS PASSES RESOLUTION RECOMMENDING CASH DIVIDEND

     On January 26, the board of directors of SK Telecom Co., Ltd. resolved to recommend a cash dividend of 9,300 Won per common share, of which 4,100 Won is ordinary dividend (excluding interim dividend) and 5,200 Won is special dividend. Payment of the proposed dividend is subject to approval at the forthcoming shareholders’ meeting, the date of which has not been determined.

     The dividend is payable to all holders of outstanding common stock as of December 31, 2004. The payment date has not been determined.

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
By:	/s/ Sung Hae Cho
	Name:	Sung Hae Cho
	Title:	Vice President

Date: February 4, 2005

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